[redacted]

14049251

AB 3/20

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 67652 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2851 S. Parker Road, Suite 800
(No. and Street)

| Aurora | CO | 80014 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Anthony Diamos 404-536-6984
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cutler & CO., PC
(Name – *if individual, state last, first, middle name*)

| 12191 W. 64th Avenue, Suite 205B | Arvada | CO | 80004 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section

MAR 04 2014

Washington, DC
124

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*





KW 3/26/14

## OATH OR AFFIRMATION

I, Jessica Lankes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Parsonex Securities, Inc., as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Compliance Officer / Principal

Title

Dacrus Ray

Notary Public

my commission expires August 25, 2015

DACRUS RAY NOTARY PUBLIC STATE OF COLORADO

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# PARSONEX SECURITIES, INC.

## FINANCIAL STATEMENTS

## December 31, 2013

**PARSONEX SECURITIES, INC.**
**Financial Statements**

## TABLE OF CONTENTS

CUTLER & CO., LLC
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Parsonex Securities, Inc.
Aurora, Colorado

## INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of **Parsonex, Securities, Inc.,** as of December 31, 2013, and the related statement of operations, statement of changes in stockholders equity and statement of cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Parsonex Securities, Inc.** as of December 31, 2013, and the results of its operations, changes in stockholders' equity, and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cutler & Co LLC

Denver, Colorado
February 26, 2014



12191 W. 64th Avenue, Suite 205B, Arvada, Colorado 80004 • **Phone:** 303.968.3281 • **Fax:** 303.456.7488 • **www.cutlercpas.com**

**PARSONEX SECURITIES, INC.**
**STATEMENT OF FINANCIAL CONDITION**

| | | Dec. 31, 2013 |
|---|---|---|
| **ASSETS** | | |
| **Current assets** | | |
| Cash | $ | 44,258 |
| Accounts receivable | | 48,922 |
| Prepaid expenses | | 14,713 |
| **Total current assets** | | 107,893 |
| Fixed assets | | 10,000 |
| Less accumulated depreciation | | (4,963) |
| **Total fixed assets** | | 5,037 |
| **Total Assets** | $ | 112,930 |
| **LIABILITIES & STOCKHOLDERS' EQUITY** | | |
| **Current liabilities** | | |
| Accounts payable | $ | 49,811 |
| Accrued payroll liabilities | | 13,102 |
| **Total current liabilities** | | 62,913 |
| **Total Liabilities** | | 62,913 |
| **Stockholders' Equity** | | |
| Common stock, $.01 par value; 5,000,000 shares authorized; 1,837,000 shares issued and outstanding | | 18,370 |
| Additional paid in capital | | 48,630 |
| Retained earnings | | (16,983) |
| **Total Stockholders' Equity** | | 50,017 |
| **Total Liabilities and Stockholders' Equity** | $ | 112,930 |

The accompanying notes are an integral part of the financial statements.

## PARSONEX SECURITIES, INC.
## STATEMENT OF INCOME

| | | Year Ended Dec. 31, 2013 |
|---|---|---|
| **Revenues** | | |
| Commissions | $ | 1,337,247 |
| Rep fees | | 117,755 |
| Other | | 61,630 |
| | | 1,516,632 |
| **Expenses** | | |
| Operating expenses: | | |
| Commissions | | 882,089 |
| Depreciation | | 2,384 |
| General and administrative | | 614,651 |
| | | 1,499,124 |
| Income (loss) before provision for income taxes | | 17,508 |
| Provision for income tax | | - |
| **Net income (loss)** | $ | 17,508 |

The accompanying notes are an integral part of the financial statements.

## PARSONEX SECURITIES, INC.
## STATEMENT OF STOCKHOLDERS' EQUITY

| | Common Stock | | | | |
|---|---|---|---|---|---|
| | Shares | Amount $.01 Par Value | Paid In Capital | Retained Earnings | Stockholders' Equity |
| Balances at December 31, 2012 | $ 1,825,000 | $ 18,250 | $ 36,750 | $ (34,491) | $ 20,509 |
| Sales of common stock | 12,000 | 120 | 11,880 | | 12,000 |
| Net income (loss) for the period | | | | 17,508 | 17,508 |
| Balances at December 31, 2013 | 1,837,000 | $ 18,370 | $ 48,630 | $ (16,983) | $ 50,017 |

The accompanying notes are an integral part of the financial statements.

## PARSONEX SECURITIES, INC.
## STATEMENT OF CASH FLOWS

| | | Year Ended Dec. 31, 2013 |
|---|---|---|
| **Cash Flows From Operating Activities:** | | |
| Net income (loss) | $ | 17,508 |
| Adjustments to reconcile net profit to net cash provided by (used for) operating activities: | | |
| Depreciation | | 2,384 |
| Accounts receivable | | (7,565) |
| Prepaid expenses | | (10,927) |
| Other assets | | (1,406) |
| Accounts payable | | 4,460 |
| Payroll liabilities payable | | (13,923) |
| **Net cash provided by (used for)operating activities** | | (9,469) |
| **Cash Flows From Investing Activities:** | | |
| | | - |
| **Net cash provided by (used for)investing activities** | | - |
| **Cash Flows From Financing Activities:** | | |
| Sales of common stock | | 12,000 |
| **Net cash provided by (used for) financing activities** | | 12,000 |
| **Net Increase (Decrease) In Cash** | | 2,531 |
| **Cash At The Beginning Of The Period** | | 41,727 |
| **Cash At The End Of The Period** | $ | 44,258 |
| Schedule Of Non-Cash Investing And Financing Activities | | |
| | $ | - |
| Supplemental Disclosure | | |
| Cash paid for interest | $ | - |
| Cash paid for income taxes | $ | - |

The accompanying notes are an integral part of the financial statements.

**PARSONEX SECURITIES, INC.**
**NOTES TO FINANCIAL STATEMENTS**

## NOTE 1. ORGANIZATION, OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Parsonex Securities, Inc. (the "Company"), was incorporated in the State of Colorado on March 7, 2007 and conducts business as a registered securities broker-dealer. The Company is subject to the rules and regulations of the United States Securities and Exchange Commission and the Financial Industry Regulatory Authority.

Cash and cash equivalents
The Company considers all highly liquid investments with an original maturity of three months or less as cash equivalents.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income tax
The Company accounts for income taxes pursuant to ASC 740. Under ASC 740 deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Customer funds
The Company is exempt from the possession and control requirements of Rule 15c3-3 of the U.S. Securities and Exchange Commission. The Company does not hold customer funds or securities, and does not carry or clear customer accounts.

Accounts receivable
The Company reviews accounts receivable periodically for collectability and establishes an allowance for doubtful accounts and records bad debt expense when deemed necessary. At December 31, 2013, the Company had no balance in its allowance for doubtful accounts.

Property and equipment
Property and equipment are recorded at cost and depreciated under the straight line method over each item's estimated useful life. At December 31, 2013 the Company had a fixed asset balance, consisting of office furniture and computer equipment, of $10,000 with corresponding accumulated depreciation of $4,963. Depreciation expense for 2013 was $2,384.

Revenue recognition
Revenue is recognized on an accrual basis as earned under contract terms, the service price to the client is fixed or determinable, and collectability is reasonably assured. The Company's revenues consist primarily of commissions.

## NOTE 1. ORGANIZATION, OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

Financial Instruments

The carrying value of the Company's financial instruments, as reported in the accompanying balance sheet, approximates fair value.

Stock-based compensation

The Company accounts for employee and non-employee stock awards under ASC 718, whereby equity instruments issued to employees for services are recorded based on the fair value of the instrument issued and those issued to non-employees are recorded based on the fair value of the consideration received or the fair value of the equity instrument, whichever is more reliably measurable. The Company had no stock-based compensation for 2013.

15c3-3 exemption

The Company under Rule 15c3-3(k)(2)(ii) is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts.

## NOTE 2. BUILDING LEASE

The Company's building lease expires in March 2014 with monthly payments over the remaining lease term of approximately $3,025 plus costs. Rent expense in 2013 was $37,967. The minimum future rent expenses under the lease by year are: 2014 $9,068.

## NOTE 3. INCOME TAXES

Deferred income taxes arise from the temporary differences between financial statement and income tax recognition of net operating losses. These loss carryovers are limited under the Internal Revenue Code should a significant change in ownership occur. The Company accounts for income taxes pursuant to ASC 740. At December 31, 2013 the Company had approximately $32,000 in unused federal net operating loss carryforwards, which begin to expire principally in the year 2032. A deferred tax asset of approximately $2,200 resulting from the loss carryforward has been offset by a 100% valuation allowance. The change in the valuation allowance in fiscal year 2013 was approximately $2,200.

## NOTE 4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $30,267, which was $25,267 in excess of its required net capital of $5,000. The Company's net capital ratio to aggregate indebtedness was 2.08 to 1.

## NOTE 5. SIPC NET OPERATING REVENUE AND GENERAL ASSESSMENT

The Company is subject to the Securities and Exchange Commission's determination of the Security Investor Protection Corporation's ("SIPC") net operating revenues and general assessment. At December 31, 2013 the Company had no SIPC net operating revenue and therefore no corresponding general assessment.

## SCHEDULE I

## PARSONEX SECURITIES, INC.
## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
## December 31, 2013

| | | |
|---|---|---|
| **Net Capital** | | |
| Total stockholders' equity from Statement of Financial Condition | $ | 50,017 |
| Deduct stockholders' equity not allowed for net capital | | (19,750) |
| Total stockholders' equity qualified for net capital | $ | 30,267 |
| Net capital requirement | | 5,000 |
| Net capital in excess of required net capital | $ | 25,267 |
| **Aggregate Indebtedness** | | |
| Accounts payable | $ | 49,811 |
| Accrued payroll liabilities | | 13,102 |
| Total aggregate indebtedness | $ | 62,913 |
| **Ratio: Aggregate Indebtedness to Net Capital** | | 2.08 to 1 |
| **Reconciliation With Company's Computation included in Part IIA of Form X-17A-5 as of December 31, 2013.** | | |
| Net capital, as reported in Company's Part IIA FOCUS report (unaudited) | $ | 30,267 |

CUTLER & CO., LLC
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Parsonex Securities, Inc.
Aurora, Colorado

**INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL**

In planning and performing our audit of the financial statements and supplemental schedules of Parsonex Securities, Inc. (the "Company") for the year ended December 31, 2013, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g) (1) of the U.S. Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Compliance with the requirement for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred
to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.



12191 W. 64th Avenue, Suite 205B, Arvada, Colorado 80004 • Phone: 303.968.3281 • Fax: 303.456.7488 • www.cutlercpas.com

My considerations of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specified internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects include a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Cutler & Co LLC

Denver, Colorado
February 26, 2014



12191 W. 64th Avenue, Suite 205B, Arvada, Colorado 80004 • **Phone:** 303.968.3281 • **Fax:** 303.456.7488 • **www.cutlercpas.com**

CUTLER & CO., LLC
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Parsonex Securities, Inc.
Aurora, Colorado

**INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILATION**

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the corresponding Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Parsonex Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Parsonex Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Parsonex Securities, Inc.'s management is responsible for the Parsonex Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting a reclassification difference between revenues and expenses of $5,609, which did not affect the calculation of the assessment;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Cutler & Co LLC

Denver, Colorado
February 26, 2014



12191 W. 64th Avenue, Suite 205B, Arvada, Colorado 80004 • Phone: 303.968.3281 • Fax: 303.456.7488 • www.cutlercpas.com